EXHIBIT 99.2

AMERICAS GOLD AND SILVER CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated)

Americas Gold and Silver Corporation

(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2024 and 2023

Page | 1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook.  Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.  A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors.  The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Paul Andre Huet	(Signed) Warren Varga
Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 27, 2025

Page | 2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Americas Gold and Silver Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Americas Gold and Silver Corporation and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has reported working capital deficit and net losses from operations and has stated that these events or conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada  M5J 0B2

T.: +1 416 863 1133, F.: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Page | 3

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 27, 2025

We have served as the Company’s auditor since 2015.

Page | 4

Americas Gold and Silver Corporation

Consolidated statements of financial position

(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2024	2023
Assets
Current assets
Cash and cash equivalents	$20,002	$2,061
Trade and other receivables (Note 7)	7,132	9,486
Inventories (Note 8)	10,704	8,657
Prepaid expenses	2,876	2,832
	$40,714	$23,036
Non-current assets
Restricted cash	4,527	4,351
Property, plant and equipment (Note 9)	147,399	153,101
Total assets	$192,640	$180,488
Liabilities
Current liabilities
Trade and other payables	$37,333	$22,960
Metals contract liability (Note 10)	13,707	12,512
Derivative instruments (Note 12)	709	1,230
Convertible debenture (Note 12)	10,849	15,384
Shares pending issuance from retraction (Note 12)	-	436
Pre-payment facility (Note 13)	2,000	2,250
Credit facility (Note 14)	2,050	-
Promissory notes (Note 15)	-	4,275
Royalty payable (Note 16)	2,762	2,160
	69,410	61,207
Non-current liabilities
Other long-term liabilities	1,658	1,610
Metals contract liability (Note 10)	27,161	24,325
Silver contract liability (Note 11)	18,193	-
Credit facility (Note 14)	7,440	-
Royalty payable (Note 16)	-	1,787
Post-employment benefit obligations (Note 17)	3,892	6,537
Decommissioning provision (Note 18)	11,389	12,193
Deferred tax liabilities (Note 25)	48	629
Total liabilities	139,191	108,288
Equity
Share capital (Note 19)	573,532	455,548
Equity reserve	56,521	52,936
Foreign currency translation reserve	14,426	8,325
Deficit	(591,030)	(463,391)
Attributable to shareholders of the Company	53,449	53,418
Non-controlling interests (Note 21)	-	18,782
Total equity	$53,449	$72,200

Total liabilities and equity	$192,640	$180,488

Going concern (Note 2), Contingencies (Note 30)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Page | 5

Americas Gold and Silver Corporation

Consolidated statements of loss and comprehensive loss

For the years ended December 31, 2024 and 2023

(In thousands of U.S. dollars, except share and per share amounts)

	2024	2023 Revised (1)

Revenue (Note 22)	$100,188	$95,160

Cost of sales (Note 23)	(82,740)	(80,658)
Depletion and amortization (Note 9)	(24,091)	(20,849)
Care and maintenance costs	(4,117)	(3,842)
Corporate general and administrative (Note 24)	(8,895)	(8,606)
Exploration costs	(5,971)	(3,432)
Accretion on decommissioning provision	(616)	(587)
Interest and financing expense	(7,375)	(8,189)
Foreign exchange gain (loss)	(3,504)	404
Gain on disposal of assets	18	402
Impairment to property, plant and equipment (Note 9)	-	(6,000)
Loss on metals contract liability (Note 10)	(10,065)	(3,396)
Other gain (loss) on derivatives (Note 12)	(164)	120
Fair value loss on royalty payable (Note 16)	(875)	(760)
Loss before income taxes	(48,207)	(40,233)
Income tax recovery (expense) (Note 25)	(679)	2,060
Net loss	$(48,886)	$(38,173)

Attributable to:
Shareholders of the Company	$(44,947)	$(34,958)
Non-controlling interests (Note 21)	(3,939)	(3,215)
Net loss	$(48,886)	$(38,173)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	2,151	$878
Deferred income taxes	(452)	(184)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	6,101	(1,472)
Other comprehensive income (loss)	7,800	(778)
Comprehensive loss	$(41,086)	$(38,951)

Attributable to:
Shareholders of the Company	$(37,827)	$(36,014)
Non-controlling interests (Note 21)	(3,259)	(2,937)
Comprehensive loss	$(41,086)	$(38,951)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.17)	(0.16)

Weighted average number of common shares
outstanding
Basic and diluted (Note 20)	264,918,734	212,701,865

(1)   Certain fiscal 2023 amounts were reclassified from revenue to cost of sales (see Note 23).

The accompanying notes are an integral part of the consolidated financial statements.

Page | 6

Americas Gold and Silver Corporation

Consolidated statements of changes in equity

For the years ended December 31, 2024 and 2023

(In thousands of U.S. dollars, except share amounts in thousands of units)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2024	218,690	$455,548	$52,936	$8,325	$(463,391)	$53,418	$18,782	$72,200
Net loss for the year	-	-	-	-	(44,947)	(44,947)	(3,939)	(48,886)
Other comprehensive income for the year	-	-	-	6,101	1,019	7,120	680	7,800
Contribution from non-controlling interests (Note 21)	-	-	-	-	-	-	2,762	2,762
Equity offering, net (Note 19)	26,150	3,171	1,855	-	-	5,026	-	5,026
Non-brokered private placements (Note 19)	28,112	9,243	-	-	-	9,243	-	9,243
Private placement of subscription receipts (Note 19)	125,000	33,431	-	-	-	33,431	-	33,431
Acquisition of non-controlling interests (Note 6)	170,000	64,466	-	-	(83,711)	(19,245)	(18,285)	(37,530)
Common shares issued	912	242	-	-	-	242	-	242
Warrants issued	-	-	527	-	-	527	-	527
Retraction of convertible debenture (Note 12)	23,049	6,629	(69)	-	-	6,560	-	6,560
Share-based payments	-	-	1,454	-	-	1,454	-	1,454
Exercise of warrants	2,537	802	(182)	-	-	620	-	620
Balance at December 31, 2024	594,450	$573,532	$56,521	$14,426	$(591,030)	$53,449	$-	$53,449

Balance at January 1, 2023	204,456	$449,374	$50,905	$9,797	$(428,849)	$81,227	$17,362	$98,589
Net loss for the year	-	-	-	-	(34,958)	(34,958)	(3,215)	(38,173)
Other comprehensive income (loss) for the year	-	-	-	(1,472)	416	(1,056)	278	(778)
Contribution from non-controlling interests (Note 21)	-	-	-	-	-	-	4,357	4,357
At-the-market offering (Note 19)	4,548	2,310	-	-	-	2,310	-	2,310
Private placements (Note 19)	2,234	768	-	-	-	768	-	768
Common shares issued	679	350	-	-	-	350	-	350
Warrants issued	-	-	522	-	-	522	-	522
Retraction of convertible debenture (Note 12)	6,773	2,746	(248)	-	-	2,498	-	2,498
Amendment of convertible debenture (Note 12)	-	-	(272)	-	-	(272)	-	(272)
Share-based payments	-	-	2,029	-	-	2,029	-	2,029
Balance at December 31, 2023	218,690	$455,548	$52,936	$8,325	$(463,391)	$53,418	$18,782	$72,200

The accompanying notes are an integral part of the consolidated financial statements.

Page | 7

Americas Gold and Silver Corporation

Consolidated statements of cash flows

For the years ended December 31, 2024 and 2023

(In thousands of U.S. dollars)

	2024	2023
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(48,886)	$(38,173)
Adjustments for the following items:
Depletion and amortization	24,091	20,849
Income tax expense (recovery)	679	(2,060)
Accretion and decommissioning costs	616	587
Share-based payments	1,454	2,029
Non-cash expenses from common shares and warrants issued	769	872
Provision on other long-term liabilities	(4)	94
Interest and financing expense	3,886	3,773
Net charges on post-employment benefit obligations	(946)	446
Inventory write-downs	1,299	1,725
Impairment to property, plant and equipment	-	6,000
Gain on disposal of assets	(18)	(402)
Loss on metals contract liability	10,065	3,396
Other loss (gain) on derivatives	164	(120)
Fair value loss on royalty payable	875	760
	(5,956)	(224)
Changes in non-cash working capital items:
Trade and other receivables	2,382	2,066
Inventories	(3,346)	(3,267)
Prepaid expenses	(35)	198
Trade and other payables	3,887	214
Net cash used in operating activities	(3,068)	(1,013)

Investing activities
Expenditures on property, plant and equipment	(18,850)	(19,941)
Proceeds from disposal of assets	-	1,808
Net cash used in investing activities	(18,850)	(18,133)

Financing activities
Pre-payment facility	(250)	2,250
Credit facility	9,372	-
Lease payments	(679)	(2,681)
Promissory notes, net	(4,275)	1,775
Equity offering, net	5,026	-
At-the-market offering	-	2,310
Financing from convertible debenture	-	7,479
Non-brokered private placements	9,243	768
Private placement of subscription receipts	33,431	-
Acquisition of non-controlling interests	(9,989)	-
Metals contract liability, net	(8,079)	1,101
Royalty agreement, net	(2,061)	3,187
Proceeds from exercise of warrants	620	-
Contribution from non-controlling interests	2,762	4,357
Net cash generated from financing activities	35,121	20,324

Effect of foreign exchange rate changes on cash	4,738	(1,081)
Increase in cash and cash equivalents	17,941	97
Cash and cash equivalents, beginning of year	2,061	1,964
Cash and cash equivalents, end of year	$20,002	$2,061

Interest paid during the year	$3,240	$2,291

The accompanying notes are an integral part of the consolidated financial statements.

Page | 8

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

1. Corporate information

Americas Gold and Silver Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The consolidated financial statements of the Company for the year ended December 31, 2024 were approved and authorized for issue by the Board of Directors of the Company on March 27, 2025.

2. Basis of presentation and going concern

The Company prepares its consolidated financial statements on a going concern basis in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. In preparing these consolidated financial statements, management has considered all available information about the future, which is at least, but not limited to, twelve months from year-end. Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in Note 4.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $28.7 million, including cash and cash equivalents of $20.0 million as at December 31, 2024. During the year ended December 31, 2024, the Company reported a net loss of $48.9 million, including interest and financing expense of $7.4 million and a loss on metals contract liability of $10.1 million. At December 31, 2024, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to 2024, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott, and closed a bought deal private placement of subscription receipts for gross proceeds of $50 million CAD or $35.1 million USD (see Note 6 and 19). As part of the agreement, the Company also closed additional non-brokered private placements for total gross proceeds of $6.9 million CAD or $5.0 million USD through total issuance of 16,650,000 of the Company’s common shares priced at approximately $0.42 CAD per share for bridge financing purposes. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these consolidated financial statements.

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

These consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Page | 9

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

3. Summary of material accounting policies

The material accounting policies used in the preparation of these consolidated financial statements are as follows:

a. Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interests at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

b. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available. Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c. Presentation currency and functional currency

The Company’s presentation currency is the U.S. dollar (“USD”). The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and the functional currency of its U.S. and Mexican subsidiaries is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d. Foreign currency translations

Transactions in foreign currencies are translated into the entities’ functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e. Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer.
•	Identify the separate performance obligations in the contract from transferring the distinct good or service.
•	Determine the transaction price for consideration of transferring the good or service.
•	Allocate the transaction price to the separate performance obligations identified.
•	Recognize revenue when each separate performance obligation is satisfied.

Page | 10

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued initially under provisional pricing arrangements. Revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement. The final sale prices are determined by quoted market prices in a period subsequent to the date of sale.

Subsequent variations in metal prices are recognized as embedded derivative pricing adjustments at fair value from contracts with customers.

The Company recognizes deferred revenue from advanced consideration received for fixed and variable precious metals deliveries over a specified period. Deferred revenue is recognized into revenue as performance obligations to metals delivery are satisfied over the term of the delivery contract.

The Company recognizes revenue when control of finished gold and silver, shipped in doré form, has transferred to the customer. The sale price is fixed on the date of sale primarily based on the gold and silver spot price in the London spot market.

f. Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g. Share-based payments

The Company’s stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee’s other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Page | 11

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h. Income taxes

Income tax comprises of current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and it considers whether it is probable that a taxation authority will accept an uncertain tax treatment. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable income. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company does not recognize any deferred income taxes relating to its investments in subsidiaries. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

i. Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

j. Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company’s net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company’s comprehensive income (loss), components of other comprehensive income (loss) and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Page | 12

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

k. Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

Finished goods, in-circuit work in progress, and ore on leach pads are valued at the lower of cost and estimated net realizable value. Cost for in-circuit work in progress and ore on leach pads includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

l. Property, plant and equipment

(i) Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii) Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs relating to the acquisition and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment. Exploration expenses not related to placing the property into production are expensed as incurred.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

Page | 13

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

(iii) Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•	Mining interests – unit of production based upon estimated proven and probable reserves.
•	Plant and equipment – 3-30 years over straight-line basis or units of production based upon estimated proven and probable reserves as applicable.
•	Corporate office equipment – 3-10 years over straight-line basis.

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv) Impairment and reversal of impairment

The Company reviews and evaluates the carrying values of its property, plant and equipment to determine whether there is an indication of impairment or reversal of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to dispose the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

(v) Care and maintenance

The Company may elect to place its mining operations in care and maintenance if continued operation is no longer economically feasible due to change in circumstances. During care and maintenance, depreciable property, plant and equipment continue to be depreciated over their useful lives.

m. Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

Page | 14

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

n. Financial instruments

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise. Unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met then classification and measurement are at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost. Loans receivable are classified and measured as financial assets at fair value through profit or loss and loans payable are classified as financial liabilities initially at fair value through profit or loss and subsequently carried at amortized cost. Investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.

o. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset during the period of time required to complete and prepare the asset for its intended use or sale and amortized over the expected useful life of the asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

p. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

q. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

r. Restricted cash

Restricted cash includes cash that has been pledged for reclamation and closure activities which are not available for immediate disbursement.

4. Significant accounting judgments and estimates

The preparation of financial statements in conformity with the IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Page | 15

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i) Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

(ii) Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iii) Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(iv) Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

The Company determines recoverable amount based on the after-tax discounted cash flows from a cash generating unit’s life-of-mine cash flow projection which incorporates management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. Absent a life-of-mine cash flow projection, a market approach of comparable companies is used to determine recoverable amount of in-situ ounces from the cash generating unit.

Page | 16

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

(v) Cash flows from ongoing production and impact on operations

The Company had negative operating cash flows during the year ended December 31, 2024 with a working capital deficit as at December 31, 2024. The ability to achieve cash flow positive production through meeting production targets at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, while facing market fluctuations in commodity prices and inflationary pressures, and maintaining access to capital markets, are significant judgments in these consolidated financial statements with respect to the Company’s liquidity. Should the Company continue to experience lower commodity prices and negative operating cash flows in future periods, the Company will need to raise additional funds through the issuance of equity or debt securities which funding cannot be assured.

5. Changes in accounting policies and recent accounting pronouncements

The Company adopted Amendments to IAS 1 – Presentation of Financial Statements as of January 1, 2024 and assessed there was no material impact on Non-Current Liabilities with Covenants (Amendments to IAS 1).

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

-	Amendments to IFRS 9 and 7 – Classification and Measurement of Financial Instruments with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
-	IFRS 18 – Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

These standards are being assessed for their impact on the Company in the current or future reporting periods.

6. Acquisition of non-controlling interests

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott (the “Acquisition Agreement”). The acquisition was completed by the Company acquiring all the outstanding common and preferred shares of Sprott Mining Idaho Holdings Inc., Sprott Mining Idaho Management Inc., and its affiliates with ownership to the remaining 40% non-controlling interests of the Galena Complex (the “Sprott Group”), in exchange for issuance of 170,000,000 of the Company’s common shares, and $10 million in cash, plus monthly deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (see Note 11) and the assumption of working capital of $1.3 million. The common shares issued were valued at $0.38 per share for a total value of $64.5 million.

The working capital assumed on closing included cash, trade and other receivables, and prepaid expenses totalling to $0.1 million, and trade and other payables totalling to $0.2 million. Mr. Eric Sprott was also obligated to make an additional $1.4 million contribution related to the original joint venture agreement (see Note 21). As part of this arrangement, the Company will receive this contribution through offsetting payments that are otherwise due on a silver metals delivery agreement (see Note 11) commencing with the initial monthly delivery starting in January 2026.

Acquisition of the remaining 40% non-controlling interests while retaining control of the Galena Complex was accounted for as an equity transaction attributable to shareholders of the Company. Acquisition related expenses of $9.0 million have been accrued in trade and other payables in the consolidated statement of financial position and charged to retained earnings in the consolidated statements of changes in equity for the year ended December 31, 2024.

Page | 17

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

7. Trade and other receivables

	December 31,	December 31,
	2024	2023

Trade receivables	$3,572	$5,875
Other receivables	3,560	3,611
	$7,132	$9,486

8. Inventories

	December 31,	December 31,
	2024	2023

Concentrates	$2,971	$1,769
Ore stockpiles	1,767	913
Spare parts and supplies	5,966	5,975
	$10,704	$8,657

The amount of inventories recognized in cost of sales was $82.7 million during the year ended December 31, 2024 (2023: $80.7 million) including concentrates and ore stockpiles write-down to net realizable value of $1.3 million (2023: $1.7 million) during the year ended December 31, 2024.

9. Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2023	$215,412	$12,469	$120,577	$12,093	$236	$360,787
Asset additions	11,517	-	8,420	238	1	20,176
Asset disposals	-	-	(769)	(646)	-	(1,415)
Change in decommissioning provision	(110)	-	-	-	-	(110)
Balance at December 31, 2023	226,819	12,469	128,228	11,685	237	379,438
Asset additions	14,226	-	4,794	789	-	19,809
Change in decommissioning provision	(1,420)	-	-	-	-	(1,420)
Balance at December 31, 2024	$239,625	$12,469	$133,022	$12,474	$237	$397,827

Accumulated depreciation
and depletion
Balance at January 1, 2023	$(114,548)	$-	$(77,733)	$(7,038)	$(169)	$(199,488)
Depreciation/depletion for the year	(11,926)	-	(7,707)	(1,185)	(31)	(20,849)
Impairment for the year	(6,000)	-	-	-	-	(6,000)
Balance at December 31, 2023	(132,474)	-	(85,440)	(8,223)	(200)	(226,337)
Depreciation/depletion for the year	(14,172)	-	(8,615)	(1,278)	(26)	(24,091)
Balance at December 31, 2024	$(146,646)	$-	$(94,055)	$(9,501)	$(226)	$(250,428)

Carrying value
at December 31, 2023	$94,345	$12,469	$42,788	$3,462	$37	$153,101
at December 31, 2024	$92,979	$12,469	$38,967	$2,973	$11	$147,399

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the year ended December 31, 2024 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

Page | 18

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

Fiscal 2023 Impairment

Impairment indicators were identified during the year ended December 31, 2023 caused by market capitalization being less than the net assets of the Company. Impairments were recorded as at December 31, 2023. The Company assessed the recoverability of the $32.1 carrying amount of the Relief Canyon Mine cash-generating unit and a $6.0 million impairment to the carrying value was identified. The Company allocated $6.0 million of the impairment against mineral interests relating to the Relief Canyon Mine as at December 31, 2023. The $26.1 million recoverable amount of the Relief Canyon Mine’s net assets was determined based on a market approach of trading multiples of comparable companies. Publicly traded companies with gold mining assets of similar development and production stages to the Relief Canyon Mine were identified and assessed for total enterprise value and contained gold equivalent ounces to derive at an implied valuation multiple. The derived implied valuation multiples of feasibility and pre-production stage companies ranging from $23 per contained gold equivalent ounce to $31 per contained gold equivalent ounce were compared to that of the Relief Canyon Mine in assessing the recoverability of its carrying amount.

Fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in Relief Canyon Mine’s fair value models include estimation of total enterprise value and contained gold equivalent ounces of publicly traded companies based on observable market data. Total enterprise value was derived from market capitalization adjusted for a control premium while excluding cash and cash equivalents and book value of other non-mining assets and discounting for production delays. An increase and decrease in market capitalization of 1% would impact the recoverable amount by estimates of approximately $0.2 million increase and $0.2 million decrease, respectively. If a subsequent impairment test indicated further changes in market multiples and contained gold equivalent ounces, it could result in a material recovery or further impairment to the carrying amount.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine, which is under care and maintenance, is approximately $16.0 million, $7.0 million, and $1.2 million, respectively, as at December 31, 2024 (December 31, 2023: $16.3 million, $9.6 million, and $1.5 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at December 31, 2024, the carrying amount of this property was $12.5 million included in non-producing properties.

Asset additions during the year ended December 31, 2024 include right-of-use lease assets additions of $0.8 million (2023: $0.2 million).

The amount of borrowing costs capitalized as property, plant and equipment was $0.6 million during the year ended December 31, 2024 (2023: nil).

10. Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine secured by shares, property, and assets of Relief Canyon. The Purchase Agreement consisted of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at December 31, 2024 and 2023, the fair value of the repurchase option was nil.

The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and expected to recognize the amounts in revenue as performance obligations to metals delivery were satisfied over the term of the metals delivery and purchase agreements.

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expected that metal deliveries to Sandstorm may no longer be satisfied through internal gold production alone. The fair value of the metals contract liability was determined using forward commodity pricing curves at the end of the fiscal 2021 reporting period resulting in $20.8 million loss to fair value on metals contract liability. A $10.1 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the year ended December 31, 2024 (2023: $3.4 million).

Page | 19

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

On February 26, 2023, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $2.75 million per calendar quarter or up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 12-month period from November 2025 to October 2026. The advances of $2.75 million per quarter were drawn in full during fiscal 2023.

On March 21, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 6-month period from November 2026 to April 2027. The first and second calendar quarter advances of $3.25 million per quarter were drawn in full in March and June 2024, respectively.

On September 24, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by approximately $4.0 million in aggregate during the third quarter of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advance is to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 3-month period from May to July 2027. The advance of approximately $4.0 million was drawn in full in September 2024.

On December 19, 2024, the Company amended its Purchase Agreement with Sandstorm to deliver its remaining fixed ounces of gold over a gradual quarterly fixed deliveries schedule with final delivery in December 2027. For each calendar quarter during the 36-month period ending in December 2027, the Company shall have the right for Sandstorm to subscribe common shares of the Company for proceeds up to a maximum of $1.9 million per calendar quarter to satisfy the gold delivery obligations under the Purchase Agreement.

The following table summarizes the continuity of the Company’s net metals contract liability during the year:

	Year	Year
	ended	ended
	December 31,	December 31,
	2024	2023

Net metals contract liability, beginning of year	$36,837	$30,989
Advance increase (net of financing expense)	12,512	13,989
Delivery of metals produced	-	(1,720)
Delivery of metals purchased	(18,564)	(9,899)
Revaluation of metals contract liability	10,083	3,478
Net metals contract liability, end of year	$40,868	$36,837

Current portion	$13,707	$12,512
Non-current portion	27,161	24,325
	$40,868	$36,837

Page | 20

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

11. Silver metals delivery agreement

On December 19, 2024, the Company entered into a silver metals delivery agreement with Mr. Eric Sprott for monthly purchases and deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (the “Silver Agreement”). The Company recognized the fixed deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expects metal deliveries to Mr. Eric Sprott will be satisfied through external purchase of silver. A fair value of the metals contract liability of $19.8 million was determined at inception using forward commodity pricing curves at the end of the fiscal 2024. As part of the Silver Agreement, outstanding indebtedness of $1.4 million from Mr. Eric Sprott related to the original joint venture agreement (see Note 21) will be used to offset the metals contract liability commencing with the initial monthly delivery starting in January 2026.

12. Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “Convertible Debenture”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The Convertible Debenture was: redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”); retractable at the holder’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”); and convertible at the holder’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

On inception, the Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.

On November 12, 2021, the Company amended the Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal, net of retractions, of $17.9 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On October 22, 2022, the Company amended the Convertible Debenture by increasing the principal balance by $7.0 million CAD to a total outstanding principal, net of retractions, of $19.0 million CAD, in addition to amending its interest rate of 8% per annum to 9.5% per annum, its conversion price of $1.48 CAD to $1.00 CAD, and the terms to its Retraction Option retractable at a cumulative $0.45 million CAD per month to a cumulative $0.5 million CAD per month with a beginning cumulated retraction balance of $1.5 million CAD. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

Page | 21

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

On June 21, 2023, the Company amended the Convertible Debenture by increasing the principal balance by $8.0 million CAD to a total outstanding principal, net of retractions, of $24.3 million CAD, in addition to amending its interest rate of 9.5% per annum to 11.0% per annum, its conversion price of $1.00 CAD to $0.80 CAD, the terms to its Retraction Option retractable at a cumulative $0.5 million CAD per month to a cumulative $1.0 million CAD per month starting in August 2023, and extending the maturity date from April 28, 2024 to July 1, 2024, with mutual option to extend by one calendar quarter up to April 28, 2025, with April 28, 2025 being the effective maturity date as at September 30, 2024. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On October 30, 2023, the Company amended the Convertible Debenture by increasing the principal balance by $2.0 million CAD to a total outstanding principal, net of retractions, of $25.0 million CAD. All other material terms of the Convertible Debenture remained unchanged.

On August 14, 2024, the Company amended the Convertible Debenture by amending its conversion price of $0.80 CAD to $0.52 CAD, terms to its Retraction Option retractable at a cumulative $1.0 million CAD per month to a cumulative $1.75 million CAD per month starting in September 2024, and subordinating existing security to holders of the Credit Facility. All other material terms of the Convertible Debenture remained unchanged. As part of the amendment, 6,000,000 common share purchase warrants were issued to holders of the Convertible Debenture where each warrant is exercisable for one common share at an exercise price of $0.42 CAD for a period of three years.

During the year ended December 31, 2024, the principal amount of the Convertible Debenture was reduced by $7.2 million CAD through partial exercises of the Retraction Option by the holder settled through issuance of 21,492,029 of the Company’s common shares (year ended December 31, 2023: $3.7 million CAD settled through issuance of 8,329,064 common shares). The total outstanding principal, net of retractions, of the Convertible Debenture was $16.8 million CAD or $11.7 million USD as at December 31, 2024 (December 31, 2023: $24.0 million CAD or $18.1 million USD), and were fully converted by the holders as of January 31, 2025 at the conversion price of $0.52 CAD resulting in the issuance of 32,307,692 of the Company’s common shares.

The Company recognized a loss of $0.2 million for the year ended December 31, 2024 (2023: gain of $0.1 million) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

13. Pre-payment facility

On December 12, 2022, the Company amended its existing unsecured offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries or paid in cash and can be redrawn on a revolving basis. The Facility shall automatically extend for a full calendar year if there is an outstanding payment balance within 12 months of the maturity of the Facility. The Facility was drawn in full in October 2024.

14. Credit facility

On August 14, 2024, the Company signed a credit and offtake agreement with Trafigura PTE Ltd. (“Trafigura”) for a secured credit facility of up to $15 million to complete initial development of the Zone 120 and El Cajón silver-copper project (“EC120”) (the “Credit Facility”). The Credit Facility is secured by share and asset pledges of all the Company’s material Mexican subsidiaries with the Company’s existing Convertible Debenture holders agreeing to subordinate existing security. The term of the Credit Facility is for a period of 36 months which includes a principal repayment grace period of 12 months, and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Facility was drawn for $10.0 million in August 2024 and will be amortized in equal monthly installments of $0.6 million commencing after expiry of the grace period once the Credit Facility is drawn in full. The Company also entered into an offtake agreement with Trafigura for all the copper concentrates produced from EC120 where Trafigura will pay for the concentrates at the prevailing market prices for silver and copper, less customary treatment, refining and penalty charges.

Page | 22

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

15. Promissory notes

On December 15, 2020, the Company issued a $5 million unsecured promissory note (the “2020 Promissory Note”) to Sandstorm due March 15, 2023 with interest payable at 7% per annum and repayable at the Company’s option prior to maturity. Repayment of principal on the 2020 Promissory Note began in June 2022 where $2.5 million was paid during the year ended December 31, 2022. On March 31, 2023, the Company amended the 2020 Promissory Note with the remaining principal of $2.5 million be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum. Principal of $0.6 million was paid during the year ended December 31, 2023, with the remaining principal of $1.9 million paid in full on December 27, 2024.

On December 27, 2023, the Company issued a $2.4 million, unsecured promissory note (the “2023 Promissory Note”) to Sandstorm due December 27, 2024 with interest payable at 8% per annum. The principal of $2.4 million was paid in full on December 27, 2024.

16. Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument as at December 31, 2023 include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.9 million for the year ended December 31, 2024 (2023: $0.8 million) as a result of the change in the estimated fair value of the Royalty Agreement.

17. Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2024 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2024	2023

Present value of funded obligations	24,876	26,176
Fair value of plan assets	20,984	19,639
Deficit of funded plans	$3,892	$6,537

Page | 23

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2024	2023

Obligations, beginning of year	$26,176	$25,652
Current service costs	552	462
Interest costs	1,238	1,217
Benefits paid	(1,308)	(1,272)
Actuarial loss (gain)	(1,782)	117
Obligations, end of year	$24,876	$26,176

The movements in the fair value of plan assets are as follows:

	December 31,	December 31,
	2024	2023

Assets, beginning of year	$19,639	$18,683
Return on assets	976	912
Actuarial gain	369	995
Employer contributions	1,308	321
Benefits paid	(1,308)	(1,272)
Assets, end of year	$20,984	$19,639

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,
	2024	2023

Current service costs, interest costs, and
return on assets included in cost of sales	$814	$767

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2024	2023

Discount rate (expense)	4.75%	5.00%
Discount rate (year end disclosures)	5.50%	4.75%
Future salary increases (salaried plan only)	5.00%	5.00%

Page | 24

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

A 1% decrease in discount rate would have resulted in approximately $3.2 million increase in the defined benefit obligation from $24.9 million to $28.1 million as at December 31, 2024 (2023: $3.6 million increase in the defined benefit obligation from $26.2 million to $29.8 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $24.9 million to $25.0 million as at December 31, 2024 (2023: $0.1 million increase in the defined benefit obligation from $26.2 million to $26.3 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 5.0% (2023: 4.9%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2025 are approximately $1.7 million, inclusive of contributions for fiscal 2024 of $0.5 million. For the year ended December 31, 2024, the actuarial gains charged to other comprehensive income are $2.2 million (2023: actuarial gains of $0.9 million).

18. Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá Operations, Galena Complex, and Relief Canyon Mine. The decommissioning provision is estimated at an undiscounted amount of $19.8 million over a period of 5 to 14 years, and discounted using a risk-free rate varying from 3.7% to 10.4% (2023: estimated at an undiscounted amount of $20.5 million over a period of 5 to 15 years, and discounted using a risk-free rate varying from 3.5% to 10.2%).

	December 31,	December 31,
	2024	2023

Provisions, beginning of year	$12,129	$11,715
Decommissioning costs and change in estimates	(1,356)	(173)
Accretion on decommissioning provision	616	587
Provisions, end of year	$11,389	$12,129

19. Share capital

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. The May 2021 ATM Agreement expired on February 28, 2023 and the Company received aggregate gross proceeds of $44.4 million through issuance of 44,085,122 common shares, with approximately $1.7 million in transaction costs incurred and offset against share capital.

The Company closed non-brokered private placements for total gross proceeds of $0.8 million in July of 2023 through total issuance of 2,234,041 of the Company’s common shares priced at approximately $0.47 CAD per share.

On March 27, 2024, the Company completed an equity offering of 26,000,000 units at a price of $0.30 CAD per unit for total gross proceeds of $5.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of $0.40 CAD for a period of three years starting March 27, 2024. As part of the equity offering, approximately $0.8 million in transaction costs were incurred and offset against share capital, and 150,000 common shares and 1,510,020 warrants for approximately $0.1 million and $0.1 million, respectively, were issued to the Company’s advisors and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.30 CAD for a period of two years starting March 27, 2024.

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via the Acquisition Agreement (see Note 6) in exchange for issuance of 170,000,000 of the Company’s common shares, and $10 million in cash, plus monthly deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (see Note 11). The Company also completed a concurrent bought deal private placement of subscription receipts raising gross proceeds of $50 million CAD or $35.1 million USD at an issue price of $0.40 CAD per subscription receipt resulting from total issuance of 125,000,000 of the Company’s common shares.

Page | 25

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

During fiscal 2024, the Company closed non-brokered private placements for total gross proceeds of $9.4 million through total issuance of 28,112,615 of the Company’s common shares priced at approximately $0.47 CAD per share.

a. Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	December 31,	December 31,
	2024	2023

Issued
594,450,243 (2023: 218,689,766) common shares	$573,532	$455,548
Nil (2023: Nil) preferred shares	-	-
	$573,532	$455,548

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b. Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

	Year		Year
	ended		ended
	December 31,		December 31,
	2024		2023
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	17,370	$1.30	12,367	$2.40
Granted	9,050	0.53	8,200	0.62
Expired	(6,310)	2.22	(3,197)	3.79
Balance, end of year	20,110	$0.67	17,370	$1.30

Page | 26

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2024:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $0.50	2.04	4,875	$0.32	2,933	$0.31
$0.51 to $1.00	2.19	12,175	0.66	5,517	0.72
$1.01 to $1.50	0.15	3,060	1.24	3,060	1.24
		20,110	$0.67	11,510	$0.75

c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the year ended December 31, 2024 was $0.18 (2023: $0.22).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023

Expected stock price volatility (1)	69%	67%
Risk free interest rate	3.10%	3.62%
Expected life	3 years	3 years
Expected forfeiture rate	2.91%	3.60%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and
administrative expenses	1,199	1,764
Total share-based payments	$1,199	$1,764

(1)   Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d. Warrants

The warrants that are issued and outstanding as at December 31, 2024 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
17,600	0.30	Mar 2024	Mar 27, 2026
3,500,000	0.55	Jun 2023	Jun 21, 2026
750,000	0.55	Oct 2023	Oct 30, 2026
24,955,600	0.40	Mar 2024	Mar 27, 2027
6,000,000	0.42	Aug 2024	Aug 14, 2027
35,223,200

Page | 27

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

e. Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2024, 234,076 (December 31, 2023: nil) restricted share units are outstanding at an aggregate value of $0.1 million (December 31, 2023: nil).

f. Deferred share units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at December 31, 2024, 3,562,917 (2023: 2,379,554) deferred share units are issued and outstanding.

20. Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended
	December 31,	December 31,
	2024	2023

Basic weighted average number of shares	264,918,734	212,701,865
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	264,918,734	212,701,865

Basic weighted average number of shares is determined by the weighted average time each issued common share was outstanding during the reporting period. Diluted weighted average number of common shares for the year ended December 31, 2024 excludes nil anti-dilutive preferred shares (2023: nil), 20,110,000 anti-dilutive stock options (2023: 17,370,000) and 35,223,200 anti-dilutive warrants (2023: 4,250,000).

21. Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interests of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via the Acquisition Agreement (see Note 6). The $18.3 million proportionate non-controlling interests’ carrying amount prior to the change in ownership was derecognized from the consolidated financial statements upon completion of the acquisition.

Page | 28

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

22. Revenue

The following is a disaggregation of revenue categorized by commodities sold:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023 Revised (1)

Silver
Sales revenue	$62,052	$62,419
Derivative pricing adjustments	326	687
	62,378	63,106
Zinc
Sales revenue	$37,878	$38,421
Derivative pricing adjustments	986	325
	38,864	38,746
Lead
Sales revenue	$18,208	$25,438
Derivative pricing adjustments	(1)	19
	18,207	25,457
Other by-products
Sales revenue	$1,060	$1,044
Derivative pricing adjustments	342	196
	1,402	1,240

Total sales revenue	$119,198	$127,322
Total derivative pricing adjustments	1,653	1,227
Gross revenue	$120,851	$128,549
Proceeds before intended use	3,678	188
Treatment and selling costs	(24,341)	(33,577)
	$100,188	$95,160

(1)   Certain fiscal 2023 amounts were reclassified from revenue to cost of sales (see Note 23).

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 27).

23. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023 Revised (1)

Salaries and employee benefits	$32,097	$33,307
Raw materials and consumables	34,027	33,465
Utilities	4,439	4,181
Contract services - transportation costs	5,212	5,598
Other costs	7,063	5,461
Costs before intended use	1,949	188
Changes in inventories	(3,346)	(3,267)
Inventory write-downs	1,299	1,725
	$82,740	$80,658

(1)   Contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2023.

Page | 29

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

24. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023

Salaries and employee benefits	$3,581	$2,502
Directors’ fees	452	341
Share-based payments	1,292	1,764
Professional fees	1,501	1,921
Office and general	2,069	2,078
	$8,895	$8,606

25. Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023

Current income tax expense (recovery)	$1,712	$(2,157)
Deferred income tax expense (recovery)	(1,033)	97
Income tax expense (recovery)	$679	$(2,060)

The Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023

Loss before income taxes	$(48,207)	$(40,233)
Statutory rate	26.5%	26.5%
Tax recovery at statutory rate	(12,775)	(10,662)
Mexican mining royalty	84	852
Impact of foreign tax rates	(31)	9
Non-deductible expenses	3,544	2,351
Losses not recognized	9,857	5,390
Income tax expense (recovery)	$679	$(2,060)

Page | 30

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2024	2023

Property, plant and equipment	$130	$787
Other	313	319
Total deferred tax liabilities	443	1,106
Provisions and reserves	(395)	(477)
Net deferred tax liabilities	$48	$629

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable for the foreseeable future:

	December 31,	December 31,
	2024	2023

Inventories	$-	$39,904
Property, plant and equipment	24,680	41,892
Mexican tax losses (expiring in 2025 - 2034)	32,000	33,999
Canadian tax losses (expiring in 2034 - 2044)	44,900	37,103
U.S. tax losses (expiring in 2025 - 2037)	-	31,957
U.S. tax losses (no expiry)	32,150	165,649
Provisions and other	91,012	72,190
Deferred Mexican mining royalty	48	629
	$224,790	$423,323

Canadian tax losses include a dual Canadian and U.S. resident entity with $20.8 million in losses (2023: $20.9 million).

26. Key management transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023

Salaries and employee benefits	$1,947	$1,235
Directors’ fees	452	341
Consulting fees	65	-
Share-based payments	1,164	1,549

Gross proceeds of $0.3 million CAD from the $50 million CAD raised through bought deal private placement of subscription receipts in December 2024 were from members of the Company’s board and management.

Page | 31

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

27. Financial risk management

a. Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of December 31, 2024, the Company’s exposure to credit risk with respect to trade receivables amounts to $3.6 million (2023: $5.9 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at December 31, 2024, and December 31, 2023.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	December 31, 2024
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$37,333	$37,333	$-	$-	$-
Pre-payment facility	2,000	2,000	-	-	-
Credit facility	10,000	2,400	7,600	-	-
Interest on credit facility	1,359	980	379	-	-
Convertible debenture	11,676	11,676	-	-	-
Interest on convertible debenture	415	415	-	-	-
Royalty payable	3,026	3,026	-	-	-
Metals contract liability	40,868	13,707	27,161	-	-
Silver contract liability	18,193	-	11,691	6,502	-
Projected pension contributions	8,563	1,693	2,564	2,803	1,503
Decommissioning provision	19,762	-	-	-	19,762
Other long-term liabilities	1,658	-	716	317	625
	$154,853	$73,230	$50,111	$9,622	$21,890

Page | 32

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	December 31, 2024
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$622	$622	$-	$-	$-
Other long-term liabilities	1,033	-	716	317	-
	$1,655	$622	$716	$317	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 3% to 11% applied during the year:

	Year	Year
	ended	ended
	December 31,	December 31,
	2024	2023

Lease liabilities, beginning of year	$1,436	$3,142
Additions	823	225
Lease principal payments	(608)	(2,527)
Lease interest payments	(71)	(154)
Accretion on lease liabilities	75	750
Lease liabilities, end of year	$1,655	$1,436

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to interest rate risk of the 3 month U.S. LIBOR rate plus 7.2% per annum from Cosalá Operations’ advance payments of concentrate, the 3 month U.S. SOFR rate plus 6.95% per annum from the Facility, and the 3 month U.S. SOFR rate plus 6% per annum from the Credit Facility. Interest rates of other financial instruments are fixed.

(2) Currency risk

As at December 31, 2024, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at December 31, 2024
	CAD	MXN

Cash and cash equivalents	$11,759	$537
Trade and other receivables	196	3,355
Trade and other payables	10,960	11,557

Page | 33

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

As at December 31, 2024, the CAD/USD and MXN/USD exchange rates were 1.44 and 20.27, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the year ended December 31, 2024 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$1,561	$4,216
Other comprehensive loss	(489)	(121)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at December 31, 2024 and December 31, 2023, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the year ended December 31, 2024, and 2023, the Company did not settle any non-hedge foreign exchange forward contracts.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2024, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.4 million (2023: $0.6 million).

As at December 31, 2024 and December 31, 2023, the Company did not have any non-hedge commodity forward contracts outstanding. During the year ended December 31, 2024, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the year ended December 31, 2024 was nil (2023: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debenture during the year ended December 31, 2024 was a loss of $0.2 million (2023: gain of $0.1 million).

b. Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•	Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets.
•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•

Metals contract liabilities: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•

Pre-payment and credit facilities, convertible debenture, and promissory notes: The principal portion of pre-payment and credit facilities, convertible debenture, and promissory notes are initially measured at fair value and subsequently carried at amortized cost.

Page | 34

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

•	Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.
•

Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31,	December 31,
	2024	2023

Level 1
Cash and cash equivalents	$20,002	$2,061
Restricted cash	4,527	4,351

Level 2
Trade and other receivables	7,132	9,486
Derivative instruments	709	1,230
Metals contract liability	40,868	36,837
Silver contract liability	18,193	-

Level 3
Royalty payable	2,762	3,947

Amortized cost
Pre-payment facility	2,000	2,250
Credit facility	9,490	-
Promissory notes	-	4,275
Convertible debenture	10,849	15,384

Page | 35

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

28. Segmented and geographic information, and major customers

a. Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b. Geographic information

All revenues from sales of concentrates for the years ended December 31, 2024 and 2023 were earned in Mexico destined to Mexico, and the United States destined to Canada. The following segmented information is presented as at and during the years ended December 31, 2024 and 2023. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

	As at December 31, 2024					As at December 31, 2023
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$6,576	$1,390	$35	$12,001	$20,002	$687	$791	$43	$540	$2,061
Trade and other receivables	5,485	1,450	-	197	7,132	7,068	2,388	-	30	9,486
Inventories	7,976	2,625	103	-	10,704	6,310	2,244	103	-	8,657
Prepaid expenses	745	933	755	443	2,876	1,003	909	404	516	2,832
Restricted cash	135	53	4,339	-	4,527	162	53	4,136	-	4,351
Property, plant and equipment	48,123	74,935	23,686	655	147,399	51,600	73,490	27,404	607	153,101
Total assets	$69,040	$81,386	$28,918	$13,296	$192,640	$66,830	$79,875	$32,090	$1,693	$180,488

Trade and other payables	$12,650	$8,689	$2,896	$13,098	$37,333	$12,184	$4,843	$1,421	$4,512	$22,960
Derivative instruments	-	-	-	709	709	-	-	-	1,230	1,230
Shares pending issuance from retraction	-	-	-	-	-	-	-	-	436	436
Pre-payment facility	-	2,000	-	-	2,000	-	2,250	-	-	2,250
Credit facility	9,490	-	-	-	9,490	-	-	-	-	-
Other long-term liabilities	-	1,170	-	488	1,658	30	1,074	-	506	1,610
Metals contract liability	-	-	-	40,868	40,868	-	-	-	36,837	36,837
Silver contract liability	-	-	-	18,193	18,193	-	-	-	-	-
Convertible debenture	-	-	-	10,849	10,849	-	-	-	15,384	15,384
Promissory notes	-	-	-	-	-	-	-	-	4,275	4,275
Royalty payable	-	-	-	2,762	2,762	-	-	-	3,947	3,947
Post-employment benefit obligations	-	3,892	-	-	3,892	-	6,537	-	-	6,537
Decommissioning provision	2,129	5,346	3,914	-	11,389	2,605	5,563	4,025	-	12,193
Deferred tax liabilities	48	-	-	-	48	629	-	-	-	629
Total liabilities	$24,317	$21,097	$6,810	$86,967	$139,191	$15,448	$20,267	$5,446	$67,127	$108,288

Page | 36

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31, 2024					Year ended December 31, 2023
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$54,111	$46,077	$-	$-	$100,188	$50,871	$44,173	$116	$-	$95,160
Cost of sales	(42,554)	(40,186)	-	-	(82,740)	(40,868)	(39,022)	(768)	-	(80,658)
Depletion and amortization	(8,651)	(11,822)	(3,446)	(172)	(24,091)	(7,982)	(9,093)	(3,614)	(160)	(20,849)
Care and maintenance costs	-	(581)	(3,536)	-	(4,117)	-	(594)	(3,248)	-	(3,842)
Corporate general and administrative	-	-	-	(8,895)	(8,895)	-	-	-	(8,606)	(8,606)
Exploration costs	(2,754)	(3,107)	(110)	-	(5,971)	(835)	(2,455)	(142)	-	(3,432)
Accretion on decommissioning provision	(236)	(219)	(161)	-	(616)	(212)	(217)	(158)	-	(587)
Interest and financing income (expense)	(311)	(408)	54	(6,710)	(7,375)	(296)	(414)	(633)	(6,846)	(8,189)
Foreign exchange gain (loss)	1,072	-	-	(4,576)	(3,504)	(664)	-	-	1,068	404
Gain on disposal of assets	-	-	18	-	18	-	283	119	-	402
Impairment to property, plant and equipment	-	-	-	-	-	-	-	(6,000)	-	(6,000)
Loss on metals contract liability	-	-	-	(10,065)	(10,065)	-	-	-	(3,396)	(3,396)
Other gain (loss) on derivatives	-	-	-	(164)	(164)	-	-	-	120	120
Fair value loss on royalty payable	-	-	-	(875)	(875)	-	-	-	(760)	(760)
Income (loss) before income taxes	677	(10,246)	(7,181)	(31,457)	(48,207)	14	(7,339)	(14,328)	(18,580)	(40,233)
Income tax recovery (expense)	(1,131)	452	-	-	(679)	1,876	184	-	-	2,060
Net income (loss) for the year	$(454)	$(9,794)	$(7,181)	$(31,457)	$(48,886)	$1,890	$(7,155)	$(14,328)	$(18,580)	$(38,173)

c. Major customers

For the year ended December 31, 2024, the Company sold concentrates and finished goods to two major customers accounting for 91% of consolidated revenue with 45% from Cosalá Operations and 46% from Galena Complex (2023: two major customers accounting for 99% of consolidated revenue with 51% from Cosalá Operations and 48% from Galena Complex).

29. Capital management

Capital is defined as equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company’s activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development, it is the policy of the Company to preserve cash to fund its operations and complete its capital projects and not to pay dividends. As of December 31, 2024, and 2023, the Company is not subject to any externally imposed capital requirements.

The following summarizes the Company’s capital structure:

	December 31,	December 31,
	2024	2023

Equity attributable to shareholders of the Company	$53,449	$53,418

Page | 37

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2024 and 2023 (In thousands of U.S. dollars, unless otherwise stated)

30. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.7 million (MXN 196.8 million), of which $4.2 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.7 million (MXN 94.6 million) of their original reassessment. The remaining $5.0 million (MXN 102.2 million) consists of $4.2 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.2 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at December 31, 2024, the accrued liability of the probable obligation was $1.0 million (December 31, 2023: $1.0 million).

Page | 38